SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROPOSED NEW WORDING FOR
ARTICLES 5 AND 6
OF THE ARTICLES OF ORGANIZATION

Objective and Proposal

As provided in Clause 10.1 of the Protocol and Justification of the Merger of TIM Celular S.A. shares into the Company, approved by the Board of Directors meeting held on January 31, 2006 (item (6) of the order of business), as a consequence of the above mentioned merger of shares, the Special Shareholders’ Meeting called for March 16, 2006 shall discuss the amendment to articles 5 and 6 of TIM Participações S.A. articles of organization, in order to reflect the new capital amount and ownership structure of the Company, as well as the new authorized capital.

The proposed wording for the mentioned articles follows below:

“Art. 5 - The subscribed and fully-paid capital amounts to seven billion, four hundred and fifty-five million, eight hundred and fifty-nine thousand thousand, thirty-six reals, eighty-one cents (R$7.455.859.036,81), represented by two trillion, three hundred and twenty-two billion, five hundred and eighty-nine million, four hundred and sixty-four thousand, two hundred and fifty-three (2,322,589,464,253) shares of stock, of which seven hundred and ninety-one billion, one hundred and seventeen million, two hundred and thirty-four thousand, six hundred and nineteen (791,117,234,619) are common shares, and one trillion, five hundred and thirty-one billion, four hundred and seventy-two million, two hundred and twenty-nine thousand, six hundred and thirty-four (1,531,472,229,634) are preferred shares, all of them being registered, no par-value.

Art. 6º - The Company may increase the capital upon resolution of the Board of Directors, irrespective of an amendment hereto, up to a limit of two trillion, five hundred billion (2,500,000,000,000) shares, either common or preferred.

Sole Paragraph – Within the limits of the authorized capital stated in the above paragraph, the Company may grant share options to its officers, employees or individuals rendering services to the Company or to its controlled companies, in compliance with the plan adopted by the Shareholders’ Meeting.”

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1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 14, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer